Final Term Sheet

Filed Pursuant to Rule 433

Registration No. 333-236148

January 25, 2021

Wells Fargo & Company

40,000,000 Depositary Shares, Each Representing a 1/1,000th Interest

in a Share of Non-Cumulative Perpetual Class A Preferred Stock, Series CC

Issuer:	Wells Fargo & Company

Title of Securities:	Depositary Shares, each representing a 1/1,000th interest in a share of Non-Cumulative Perpetual Class A Preferred Stock, Series CC

Size:	$1,000,000,000 (40,000,000 depositary shares)

Over-allotment Option:	$150,000,000 (6,000,000 depositary shares)

Maturity:	Perpetual

Liquidation Preference Amount:	$25,000 per share of Series CC Preferred Stock (equivalent to $25 per depositary share)

Dividend Rate (Non-Cumulative):	At a rate per annum equal to 4.375% from February 1, 2021

Dividend Payment Dates:	15th day of March, June, September and December of each year, commencing on March 15, 2021

Dividend Period:	The period from, and including, a dividend payment date to, but excluding, the next dividend payment date, except for the initial dividend period which will be the period from, and including, February 1, 2021 to, but excluding, March 15, 2021.

Optional Redemption:	On any dividend payment date on or after March 15, 2026, the Series CC Preferred Stock may be redeemed at the Issuer’s option, in whole, or in part, at a redemption price equal to $25,000 per share (equivalent to $25 per depositary share), plus an amount equal to any declared and unpaid dividends up to the redemption date, without accumulation of any undeclared dividends. The Series CC Preferred Stock also may be redeemed at the Issuer’s option in whole, but not in part, prior to March 15, 2026 upon the occurrence of a “regulatory capital treatment event,” as described in the prospectus supplement, at a redemption price equal to $25,000 per share (equivalent to $25 per depositary share), plus an amount equal to any declared and unpaid dividends up to the redemption date, without accumulation of any undeclared dividends. Neither the holders of Series CC Preferred Stock nor holders of depositary shares will have the right to require the redemption of the Series CC Preferred Stock.

Trade Date:	January 25, 2021

Settlement Date:	February 1, 2021 (T+5)

Price to Public:	$25.00 per depositary share

Underwriting Discount:	$0.25 per depositary share sold to institutional investors ($950,250.00 in the aggregate) and $0.7875 per depositary share sold to retail investors ($28,506,712.50 in the aggregate or $33,231,712.50 in the aggregate assuming the underwriters exercise their over-allotment option in full and the depositary shares are sold to retail investors)

Net Proceeds (before expenses) to Issuer:	$970,543,037.50 (or $1,115,818,037.50 assuming the underwriters exercise their over-allotment option in full and the depositary shares are sold to retail investors)

Sole Book Running Manager:	Wells Fargo Securities, LLC

Joint Lead Managers:	BofA Securities, Inc. J.P. Morgan Securities LLC Morgan Stanley & Co. LLC RBC Capital Markets, LLC UBS Securities LLC Citigroup Global Markets Inc. Goldman Sachs & Co. LLC TD Securities (USA) LLC

Co-Managers:

Academy Securities, Inc.

American Veterans Group, PBC

AmeriVet Securities, Inc.

Cabrera Capital Markets LLC

CastleOak Securities, L.P.

Drexel Hamilton, LLC

Great Pacific Securities

Penserra Securities LLC

R. Seelaus & Co., LLC

Samuel A. Ramirez & Company, Inc.

Listing:	We intend to apply to list the depositary shares on the New York Stock Exchange under the symbol “WFCPrC”. If the application is approved, we expect trading of the depositary shares on the NYSE to begin within the 30-day period after the initial delivery of the depositary shares.

CUSIP/ISIN:	95002Y202/US95002Y2028

The issuer has filed a registration statement, including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Wells Fargo Securities, LLC toll-free at 1-800-645-3751 or e-mailing: wfscustomerservice@wellsfargo.com.